Exhibit 12.1

WellCare Health Plans, Inc.
Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in thousands)

	For the Year Ending December 31,
	2011	2012	2013	2014	2015
Income before income taxes	$418,474	$296,439	$278,300	$177,800	$336,100

Fixed charges:
Interest expense	6,510	4,122	11,900	39,400	54,200
Estimated interest on operating leases	747	614	1,788	2,078	2,900
Total fixed charges	7,257	4,736	13,688	41,478	57,100

Earnings:
Income before income taxes	418,474	296,439	278,300	177,800	336,100
Fixed charges	7,257	4,736	13,688	41,478	57,100
Total earnings	$425,731	$301,175	$291,988	$219,278	$393,200
Ratio of earnings to fixed charges	58.66	63.60	21.33	5.29	6.89